Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Sixteenth Meeting of the Fifth Session of the Board of Directors of China Life Insurance Company Limited

The sixteenth meeting (the “Meeting”) of the fifth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on December 19, 2017 at the conference room located at A18 of China Life Plaza in Beijing. The directors were notified of the Meeting by way of a written notice dated December 4, 2017. Out of the Company’s eleven directors, ten directors attended the Meeting in person, including Lin Dairen, Xu Hengping and Xu Haifeng, executive directors of the Company, Wang Sidong, Liu Huimin and Yin Zhaojun, non-executive directors of the Company, and Chang Tso Tung, Stephen, Robinson Drake Pike, Tang Xin and Leung Oi-Sie Elsie, independent non-executive directors of the Company. Yang Mingsheng, chairman and executive director of the Company, was on leave for other business and authorized in writing, Lin Dairen, executive director of the Company, to act on his behalf and cast the votes for him. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by director Lin Dairen. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	The Proposal regarding Establishing a Data Innovation Department of the Company

Voting result: 11 for, 0 against, with no abstention

2.	The Proposal regarding Establishing an Operation Service Center of the Company

Voting result: 11 for, 0 against, with no abstention

3.	The Proposal regarding the Administration Guidelines for Investment Entrusted by the Company to China Life Asset Management Company (Year 2018)

Voting result: 11 for, 0 against, with no abstention

Commission File Number 001-31914

4.	The Proposal regarding the Administration Guidelines for Investment Entrusted by the Company to China Life Franklin Asset Management Company Limited (Year 2018)

Voting result: 11 for, 0 against, with no abstention

5.	The Proposal regarding the Administration Guidelines for Investment Entrusted by the Company to China Life Investment Holding Company Limited (Year 2018)

Voting result: 11 for, 0 against, with no abstention

6.	The Proposal regarding the Authorization for Market-oriented Entrusted Investment for RMB Assets (Year 2018) of the Company

Voting result: 11 for, 0 against, with no abstention

7.	The Proposal regarding the Authorization for the Company’s Investment in Equity Investment Funds (Year 2018)

Voting result: 11 for, 0 against, with no abstention

8.	The Proposal regarding the Authorization for the Company’s Non-Significant Equity Investment (Year 2018)

Voting result: 11 for, 0 against, with no abstention

9.	The Proposal regarding the Authorization for the Company’s Investment in Non-self-use Real Properties (Year 2018)

Voting result: 11 for, 0 against, with no abstention

10.	The Proposal regarding the Authorization for the Company’s Investment in Financial Products (Year 2018)

Voting result: 11 for, 0 against, with no abstention

11.	The Proposal regarding the Company’s Budget for Investment in Fixed Assets (Year 2018)

Voting result: 11 for, 0 against, with no abstention

12.	The Proposal regarding the Plan and Authorization for the Company’s Investment in Self-use Real Properties (Year 2018)

Voting result: 11 for, 0 against, with no abstention

13.	The Proposal regarding the Allocation Plan for the Company’s Strategic Assets (Years 2018 - 2020)

Voting result: 11 for, 0 against, with no abstention

Commission File Number 001-31914

14.	The Proposal regarding the Company’s Investment in Project Jin Hong

Affiliated directors, including Yang Mingsheng, Wang Sidong, Liu Huimin and Yin Zhaojun, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. Please refer to a separate announcement filed on the same date of this announcement for the details of this transaction.

Voting result: 7 for, 0 against, with no abstention

15.	The Proposal regarding the Renewal of the Property Leasing Agreement between the Company and China Life Investment Holding Company Limited

Affiliated directors, including Yang Mingsheng, Wang Sidong, Liu Huimin and Yin Zhaojun, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal.

Voting result: 7 for, 0 against, with no abstention

16.	The Proposal regarding the Renewal of the Retained Asset Management Agreement between the Company and China Life Investment Holding Company Limited

Affiliated directors, including Yang Mingsheng, Wang Sidong, Liu Huimin and Yin Zhaojun, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal.

Voting result: 7 for, 0 against, with no abstention

17.	The Proposal regarding the Signing of a Property Leasing Agreement between the Company and Shanghai Rui Chong Investment Company Limited

The independent directors gave their independent opinions and agreed on the proposal.

Voting result: 11 for, 0 against, with no abstention

18.	The Proposal regarding the Signing of an Insurance Sales Framework Agreement between the Company and China Life Property and Casualty Insurance Company Limited (Agency Services to be Provided by China Life Insurance Company Limited)

Affiliated directors, including Yang Mingsheng, Lin Dairen, Wang Sidong, Liu Huimin and Yin Zhaojun abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. Please refer to a separate announcement filed on the same date of this announcement for the details of this transaction.

Voting result: 6 for, 0 against, with no abstention

19.	The Proposal regarding the Signing of a Framework Agreement on Sharing the Costs for Brand Building of China Life (Year 2018)

Affiliated directors, including Yang Mingsheng, Lin Dairen, Xu Haifeng, Wang Sidong, Liu Huimin and Yin Zhaojun, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal.

Voting result: 5 for, 0 against, with no abstention

Commission File Number 001-31914

20.	The Proposal regarding the Signing of an Agreement on Sponsoring the CBA League Matches

Affiliated directors, including Yang Mingsheng, Lin Dairen, Xu Haifeng, Wang Sidong, Liu Huimin and Yin Zhaojun, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal.

Voting result: 5 for, 0 against, with no abstention

21.	The Proposal regarding the Framework Agreements in relation to the Connected Transactions of China Life Wealth Management Company Limited

Affiliated directors, including Yang Mingsheng, Lin Dairen, Xu Haifeng, Wang Sidong, Liu Huimin and Yin Zhaojun, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. Please refer to a separate announcement filed on the same date of this announcement for the details of this transaction.

Voting result: 5 for, 0 against, with no abstention

22.	The Proposal regarding the Signing of a Daily Connected Transactions Framework Agreement between China Life Wealth Management Company Limited and Chongqing International Trust Inc.

This transaction constitutes a connected transaction under the listing rules of the Hong Kong Stock Exchange. Affiliated directors, including Yang Mingsheng, Lin Dairen, Wang Sidong, Liu Huimin and Yin Zhaojun, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal.

Voting result: 6 for, 0 against, with no abstention

23.	The Proposal regarding the Amendments to the Administration Measures of Related Party Transactions of the Company

Voting result: 11 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

December 19, 2017